                                 HOLLINGER INC.
                  RELEASE OF ALTERNATIVE FINANCIAL INFORMATION

         Toronto, Ontario, Canada, March 4, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) today released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information was prepared by management of Hollinger and has not been audited or reviewed by Hollinger's auditors.

         The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International Inc. ("Hollinger International"), are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         The alternative financial information is presented in lieu of the filing by Hollinger of its statutory financial statements with applicable Canadian securities regulatory authorities. Hollinger has been unable to file its statutory financial statements as at and for the year ended December 31, 2003 and the first three quarters of 2004 as a result of a series of difficulties Hollinger has experienced, including Hollinger's loss of control of Hollinger International in or about November, 2003 and the continued insufficient co-operation by Hollinger International and Hollinger International's auditors.

         Hollinger intends to continue to provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

Company Background

         Hollinger's principal asset is its interest in Hollinger International which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com

Market Value Information
Consolidated Balance Sheet
September 30, 2004
(in thousands of Canadian dollars)
(unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $  15,328
Restricted cash  (note 3)                                                13,743
Accounts receivable                                                       1,051
Amounts due from related parties (note 4)                                72,127
Prepaid expenses                                                          1,148
                                                                      ---------
                                                                        103,397

Investments (note 5)                                                    367,463
Property and equipment (note 6)                                           8,495
Deferred financing costs                                                 14,078
                                                                      ---------
                                                                      $ 493,433
                                                                      =========

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued expenses                                 $  32,646
Amounts due to related parties (note 4)                                  28,183
Income taxes payable (note 7)                                             6,358
                                                                      ---------
                                                                         67,187

Long-term debt (note 9)                                                 117,626
Retractable preference shares (note 8)                                   17,352
Amounts due to related parties (note 4)                                  25,738
Future income taxes (note 7)                                             39,147
Other liabilities (note 4)                                                  679
                                                                      ---------
                                                                        267,729
                                                                      ---------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock (note 10)                                                 286,602
Net unrealized decline in assets                                        (67,354)
Net unrealized decrease in liabilities                                      603
Retained earnings                                                         5,853
                                                                      ---------
                                                                        225,704
                                                                      ---------
                                                                      $ 493,433
                                                                      =========

Net asset value per retractable common share                          $    6.46
                                                                      =========

Contingencies and commitments (note 11)
Subsequent events (note 13)

See accompanying notes.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As part of the Company's 1997 issuer bid, Hollinger Inc. (the "Corporation") became an open-end investment holding company. The Corporation's retractable common shares (the "Common Shares") are retractable at the option of the holder for an amount based on the market value of the Corporation's assets, on a non-consolidated basis, and during 1999, the Corporation's Series II preference shares became retractable for an amount based on the market value of Hollinger International Inc. ("International") common shares.

This consolidated balance sheet includes the accounts of the Corporation and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments (together, the "Company"). Investments in other companies and subsidiaries are not consolidated but rather are carried as investments and are accounted for at their market value.

This consolidated balance sheet has been prepared in accordance with the Corporation's traditional accounting policies with the exception that it has been prepared as though the Corporation had always accounted for its assets and liabilities at their market values.

This consolidated balance sheet has not been audited or reviewed by the Corporation's auditors. This alternative financial information is presented in lieu of statutory financial statements as a result of the Corporation's inability to file its statutory financial statements as at and for the year ended December 31, 2003 and the first three quarters of 2004. This inability results from a series of difficulties the Corporation has experienced including the Corporation's loss of control of International on or about November 17, 2003 and International's and International's auditors' continued insufficient co-operation with the Corporation.

As a result of the inability by the Corporation to file its statutory financial statements on a timely basis, the Ontario Securities Commission and certain other provincial securities regulatory authorities issued cease trade orders that prohibit certain current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, until two full business days after the Corporation's required filings are brought up to date in compliance with applicable Canadian securities law. The Corporation has been granted an extension of the time for calling its 2004 annual meeting of shareholders to June 30, 2005.

The Company has experienced significant operating cash flow deficiencies and is restricted from making certain payments under the terms of the senior secured notes (note 9) and escrow agreement (notes 13 d) and e)). Because of International special dividends received in 2005 (note 13), despite the funds being held in escrow, the Company has sufficient funds available for general corporate purposes. This consolidated balance sheet has been prepared on the basis that the Company will continue to operate as a going concern.

Accrual method of accounting

This consolidated balance sheet has been prepared using the accrual method of accounting.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


Foreign currency translation

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Foreign exchange gains and losses are included in shareholders' equity on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include certain highly liquid investments with original maturities of three months or less.

Investments

Investments are carried at market value determined on the following bases:

(i) Liquid investments such as cash, short-term government bonds and deposit certificates are valued at cost plus accrued interest.

(ii) Investments having quoted market values on a recognized stock exchange are valued at the closing market price. Investments that are not listed on a recognized exchange but that are convertible or exchangeable into such an investment are valued based on the quoted market value of the investment into which they are exchangeable or convertible.

(iii)    Other investments are valued at management's estimate of market value.

(iv) If an investment is denominated or quoted in a foreign currency its market value is converted to Canadian dollars at the mid-day Toronto exchange rate at the balance sheet date.

The difference between cost and market value has been recorded as an unrealized gain or loss on investments and included in shareholders' equity on the consolidated balance sheet.

Property and equipment

Property and equipment are stated at either cost or market value where determinable. Cost represents the cost of acquisition, including the direct costs of financing until the asset is ready for use.

Property and equipment are amortized over their estimated useful lives as follows:

         Buildings                    straight line over 25 to 40 years
         Machinery and equipment      straight line over 4 to 20 years or 7% to
                                      12% on the diminishing balance basis
         Leasehold interests          straight line over the term of the lease
                                      ranging from 5 to 40 years

Liabilities

Liabilities for which there is a public market, other than the senior secured notes (note 9), or which are associated with a recognized stock exchange are recorded at the greater of principal amount plus accrued interest or equivalent market value; or, the present value of all payments that management expects will be made in respect of the liability. For liabilities that are exchangeable or

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


convertible, if management expects that investments will be delivered in satisfaction of those rights, payments will include those investments at their market values.

Liabilities include shares that are redeemable at the option of the holder other than Common Shares.

With respect to the Corporation's Series II preference shares (as more fully described in note 8), the liability is marked to market for fluctuations in the market price of the shares of Class A Common Stock of International and foreign exchange rates. The resulting gains or losses have been recorded as an unrealized gain or loss on liabilities and included in shareholders' equity on the balance sheet.

Derivative financial instruments

Derivative financial instruments include options, forward contracts and swaps related to investments or to liabilities. These are valued based on management's estimates of their asset value or liability value. Management is guided by public market information in assessing these values where such information is available. Any gain or loss is included in unrealized gain on investments, until sold or cancelled.

Deferred financing costs

Deferred financing costs consist of certain costs incurred in connection with debt financings. They are stated at cost and are amortized on a straight-line basis over the term of the related debt being up to eight years.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Company adopted Section 3870 of the CICA Handbook, "Stock based Compensation and Other Stock-based Payments". This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of this new accounting principle did not have an impact on the consolidated balance sheet.

Use of estimates

The preparation of this consolidated balance sheet requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, and related disclosure of contingent assets and liabilities. On an on-going basis, the Corporation evaluates its estimates, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, and

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


contingencies and litigation. The Corporation relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Certain of the Company's investments and liabilities are valued at management's estimate of market value. These fair value estimates are made at a specific point in time, based on assumptions concerning amount and timing of estimated future cash flows and assumed discount rates. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore may not accurately represent future realizable values.


2.  CHANGE IN ACCOUNTING PRESENTATION

As described in note 1 above, the Corporation is an open-end investment corporation. Following accepted accounting practices for such corporations, the Corporation has retroactively adopted "investment company" accounting practices. The most significant results of this change in the basis of presentation are:

(a) investments are carried at market value rather than on the basis of cost, equity or consolidation;

(b) dividends from investees are recorded as investment income and unrealized gains and losses on investments are recorded in shareholders' equity as they occur, and realized gains and losses are credited directly to retained earnings, rather than recording such investments on an equity or consolidated basis;

(c) liabilities, other than the senior secured notes, are recorded at their fair values, where determinable;

(d) financial instruments other than the Common Shares are recorded entirely as liabilities rather than partly as liabilities and partly as equity; and

(e) net unrealized gains and losses on assets and liabilities are included in shareholders' equity and realized gains and losses on assets and liabilities are credited directly to retained earnings.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


3. RESTRICTED CASH

Restricted cash is comprised as follows:

         Cash security under senior secured notes payable (note 9)     $13,243

         Cash security for directors' indemnities (note 12)                500
                                                                       --------
                                                                       $13,743
                                                                       ========


On February 7, 2005, an additional $1,500,000 of cash was placed in trust, which is intended to be used as additional security for directors' indemnities.


4. RELATED PARTIES

AMOUNTS DUE FROM AND TO RELATED PARTIES ARE COMPRISED AS FOLLOWS:


         CURRENT AMOUNTS DUE FROM:
         The Ravelston Corporation Limited ("RCL"), a parent
         company (a)                                                   $14,374
         Ravelston Management Inc. ("RMI"), a company subject
         to common control (b)                                          57,393
         International and its subsidiaries                                 79
         Former director                                                   281
                                                                       -------
                                                                       $72,127
                                                                       =======

         AMOUNTS DUE TO:
         Former directors, under share unit plan                       $   556
         Lord Black (c)                                                 19,868
         International and its subsidiaries (d) and (e)                 33,030
         Companies controlled by former directors                          467
                                                                       -------
                                                                        53,921
         LESS CURRENT PORTION:                                          28,183
                                                                       -------
                                                                       $25,738
                                                                       =======

(a) This balance relates primarily to three loans made to RCL. The loans, in the principal amounts of $4,728,000, $4,803,000 and $5,175,000, were made to assist RMI in meeting its obligations to the Corporation under the Support Agreement and thereby assisting the Corporation in meeting its obligations under the Indentures (note 9). Each of the loans is supported by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly and a general security agreement of RCL. The principal amounts of these loans and interest thereon remain outstanding.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


(b) This balance is due in connection with RMI's obligations under the Support Agreement (note 9). Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI. RCL has unconditionally guaranteed RMI's obligations under the Contribution Agreement (note 9), with such guarantee supported by a pledge of RCL's shares of RMI.

     The Company has been informed by RMI that it may dispute all but approximately $4,100,000 of this receivable.

(c) The Corporation had a joint obligation, pursuant to a judgment, to repay non-compete amounts of US$16,549,950 received by the Company in prior years plus interest. This amount is included as part of the receivable from RMI under the Support Agreement. Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Order"), the Corporation and Lord Black, the Corporation's controlling shareholder and former Chairman and Chief Executive Officer, were ordered to jointly pay to International the non-compete amounts plus interest. On July 16, 2004, the Company repaid to International US$5,964,000 and the balance was paid by Lord Black. The terms of the Company's obligation to make restitution to Lord Black, if any, have not been resolved. Until such determination is made, the balance sheet shows a payable to Lord Black. The Corporation is currently appealing the Order.

(d) (i) This balance relates to an amended promissory note of the Company dated March 10, 2003 in the principal amount of US$20,349,000. The principal amount bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind where certain conditions restrict payment of interest under the Corporation's senior secured notes) for an aggregate of $31,171,000 at September 30, 2004. Interest is payable quarterly and the principal is payable on demand after March 2, 2011. The reimbursement obligations under this note are to be secured by a cash collateral account that RCL was required to fund. The loan is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). All amounts owing under the note are subordinated to the Corporation's senior secured notes for so long as the notes are outstanding (note 9).

     (ii) The remaining amount due to International of $1,859,000 is the result of prior shared business services.

(e) The Company had an informal agreement with International whereby the Company would pay the costs of computer equipment and related products and services at the Company's offices in Toronto in 2002 and International would pay the costs in 2003. The Company and International were to reconcile the spending and share the combined costs equally. Based upon International's evaluation of the combined costs under this arrangement, the Company owed approximately $200,000 to International. This amount has not been agreed to by the Company but has been recorded. The Company has not yet paid its share of the costs incurred and continues to retain possession of the computer and related equipment it had acquired.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


(f) Included in accounts payable and accrued expenses on the consolidated balance sheet is approximately $6,500,000 with respect to legal fees incurred by Lord Black and F. David Radler, the Corporation's former President, the reimbursement of which is being sought from the Company under its indemnity of its directors and officers. The Company has not, at this time, agreed to reimburse these amounts.

RELATED PARTY CONTRACTUAL OBLIGATIONS:

(g) The Company entered into a consulting agreement with Peter G. White Management Ltd. ("PGWML"), a company controlled by Peter G. White, a director and executive officer of the Corporation, effective December 23, 2003, which provides that Mr. White renders various services to the Company. The agreement terminated on January 22, 2005 and was extended for a further six-month term to July 22, 2005. The agreement may be terminated on 30 days' notice. For its services under the agreement, PGWML receives $75,000 per month.

(h) At 10 Toronto Street, RCL and RMI make use of the Company premises and currently pay no rent. The Company is in discussion with RCL and RMI with respect to a potential lease and related financial arrangements.

(i) Certain employees of the Company provide services to RCL, RMI and Argus Corporation Limited, a parent company. As well, certain employees of RMI provide services to the Company. No re-allocation of these costs has been made to date. This is currently under review.

     All such employees were formerly employees of RMI. Employment contracts of these employees were transferred to the Company effective January 1, 2004. The employees retained all seniority, pension benefits and other entitlements earned while at RMI upon transfer. As a result, the Company has fully provided for the actuary's estimate of the pension obligation with respect to these employees in this consolidated balance sheet. No agreement with RCL and RMI as to the Company's and their legal obligations with respect to the RCL pension plan has been made to date.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


5. INVESTMENTS

(i)  Investments having quoted market values

                                                                 Number of
                                                                Shares/Units          Amount
                                                                ------------        -----------
     International   Class A Shares (a) (note 8)                    792,560          $   17,352
                     Class B Shares (a) (note 9)                 14,990,000             328,186
                                                                 ----------          ----------
                                                                 15,782,560             345,538
                                                                 ==========
     Hollinger Canadian Newspapers, Limited Partnership
                              Units                                 150,000                 150


(ii)  Investments at estimated market values

                                                                 Percentage
                                                                    held
                                                                ------------
     Cayman Free Press             Common shares                   39.993%                3,670
     Real estate division of
     Domgroup Ltd. ("DRE") (b)                      -                 100%               17,998
     Other                                          -                   -                   107
                                                                                     ----------
                                                                                     $  367,463
                                                                                     ==========


(a)  International Class A and Class B Common Shares

     International's shares of Class A Common Stock ("International Class A Shares") and Class B Common Stock ("International Class B Shares") have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights. Each International Class A Share is entitled to one vote per share and each International Class B Share is entitled to ten votes per share on all matters, where the two classes vote together as a single class, including the election of International directors. International Class B Shares are convertible at any time at the option of the Company into International Class A Shares on a share-for-share basis and are transferable by the Company under certain conditions. Where the Company does not meet these conditions, and there is a change of control of International, the International Class B Shares are automatically converted on a share-for-share basis into International Class A Shares. The market value of the International Class B Shares, which do not trade, is stated at the closing market price of the International Class A Shares with no control premium taken into account.

(b) DRE includes the Vancouver division of Domgroup Ltd. and all of the cash of Domgroup Ltd.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


6. PROPERTY AND EQUIPMENT


     Carried at cost
         Machinery, equipment and other                         $4,008
     Accumulated depreciation and amortization
         Machinery, equipment and other                          3,113
                                                                ------
                                                                   895
     Carried at market value
         Land and buildings                                      7,600
                                                                ------
     Net book value                                             $8,495
                                                                ======



7.   INCOME TAXES

(a)  Current income tax liability

     Current income tax includes the estimated tax liability arising on the 2004 retraction of Series II preference shares.

     A substantial portion of the current income tax liability, once paid, could be refundable to the Company upon payment of dividends or upon retraction or redemption of Common Shares or Series II preference shares including on a going private transaction.

(b)  Future income taxes

     The Company has operating losses carried forward for tax purposes of approximately $56,600,000, the tax benefit of which has been reflected in the consolidated balance sheet as a reduction of future income taxes. These losses expire as follows:

                      2007          $ 3,000
                      2008              300
                      2009           11,700
                      2010           38,000
                      2011            3,600
                                    -------
                                    $56,600
                                    =======


     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


     Future tax assets:
         Net operating loss carry forwards                          $23,434
         Compensation and accrued pension                               245
         Investments                                                  1,860
         Other                                                        4,304
                                                                    -------
     Gross future tax assets                                         29,843
     Less valuation allowance                                            --
                                                                    -------
     Net future tax assets                                           29,843
                                                                    -------
     Future tax liabilities:
         Property and equipment,
            principally due to differences in depreciation              306
         Investments                                                 67,669
         Other                                                        1,015
                                                                    -------
     Gross future tax liabilities                                    68,990
                                                                    -------
     Net future income tax liabilities                              $39,147
                                                                    =======


Due to the Corporation's mutual fund corporation status for tax purposes, it is possible that some or a large portion of the income taxes disclosed above could be refundable.


8. RETRACTABLE PREFERENCE SHARES

The 1,722,951 outstanding Series II preference shares are exchangeable at the holder's option for 0.46 of an International Class A Share held by the Company for each Series II preference share for an aggregate of 792,560 International Class A Shares. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares.

At September 30, 2004, a licensed trust company was holding 792,560 International Class A Shares held by the Company in support of exchange requests made by holders of Series II preference shares from time to time. The Company intends to honour any future retractions of its Series II preference shares with these International Class A Shares.

9. LONG-TERM DEBT

At September 30, 2004, the Company had US$78,000,000 ($98,654,000) aggregate principal amount of 11.875% senior secured notes due March 1, 2011 (the "Senior Notes") and US$15,000,000 ($18,972,000) aggregate principal amount of 11.875% senior secured notes due March 1, 2011 (the "Second Priority Notes" and, together with the Senior Notes, the "Notes"). The Notes are carried at cost on this consolidated balance sheet as they are not subject to redemption until March 1, 2007, at which time a premium is to be paid on the redemption of any of the Notes.

The Senior Notes are secured by a first priority lien on 14,990,000 International Class B Shares held by the Company plus $13,243,000 of cash collateral. The cash collateral amount may be used

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


to satisfy future interest payment obligations on the outstanding Senior Notes. The Senior Notes are fully and unconditionally guaranteed by RMI. The Second Priority Notes are guaranteed by RMI and are secured by a second priority lien on the collateral securing the Senior Notes.

Under the terms of the Indentures governing the Senior Notes and the Second Priority Notes (collectively, the "Indentures"), the Company is subject to certain financial covenants and other restrictions. As part of the terms of the Notes, the Corporation was required to cause an exchange offer registration statement to be declared effective with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended, within a certain period of time. The registration of the securities is not being sought by the Corporation at this time. As a result of this registration default, the annual interest rate of the Notes has increased up to a maximum additional interest rate of one percent per annum over the 11 7/8% interest rate until such time as the registration default is cured, whereupon the interest rate will revert to the original level. As at September 30, 2004, the Corporation was in compliance with all other covenants and other restrictions in respect of the Senior Notes.

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into a support agreement (the "Support Agreement") with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation (without receiving any shares of the Corporation) or subordinated debt. The Corporation, RMI and RCL also entered into a contribution agreement (the "Contribution Agreement") in this regard. The amount of the annual support payments is equal to the greater of: (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14,000,000 per year (less any future payments of services agreement fees directly to the Company, and any excess in the net dividend amount received by the Company on the shares of International that is over US$4,650,000 per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation. The timing of payment of the annual support amount on a quarterly basis is specifically defined in the Indentures to be within 45 days after the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.

As a result of the Corporation's inability to file its statutory financial statements as at and for the year ended December 31, 2003 and file its 2003 Form 20-F with the SEC, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such filings under the Indentures. This non-compliance led to the occurrence of an event of default under the Indentures, however on September 30, 2004, the Corporation sought and obtained a waiver with respect of this event of default. At such time, the Corporation also sought and obtained a consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish to relevant parties periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


10. CAPITAL STOCK

     AUTHORIZED
     Unlimited number of retractable common shares
       and an unlimited number of preference shares
     Issued and fully paid
     PREFERENCE SHARES
       1,722,951 Series II shares                                  $     --
     RETRACTABLE COMMON SHARES
       34,945,776 shares                                            286,602
                                                                   --------
                                                                   $286,602
                                                                   ========


(a) The Common Shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for International Class A Shares of equivalent value or, at the Corporation's option, cash. The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of
     (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by International of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

(b) There is continued uncertainty regarding the Corporation's future ability to complete retractions of the Common Shares and cash retractions of Series II preference shares. Dividends on the Series II preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to the Corporation by RMI. Under applicable corporate law, the Corporation cannot redeem Common Shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after such payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Corporation and remain as shareholders until such time as the retraction is able to be completed under applicable law. At present, the Corporation's uncertain ability to make payments on future retractions of Common Shares or dividends on Common Shares is because of the fact that liquidity of its assets is limited under the terms of the Notes. Substantially all of the Company's International shares were provided as security for the Notes limiting the liquidity of the Company's assets. As of February 25, 2005, there are retraction notices from holders of 395,665 Common Shares which are unable to be completed at the present time.

(c)  The Company has a stock option plan for its employees.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


     Details of the Corporation's stock option plan are as follows:
     The Corporation has an Executive Share Option Plan, under which the Corporation may grant options to certain key executives of the Company, its subsidiaries or affiliated companies or its parent company, for up to 5,560,000 Common Shares.

     These options give the holder the right to purchase, subject to the executive's entitlement to exercise, one Common Share for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of Common Shares, in which events, all unexercised options become exercisable in full.

     At September 30, 2004, there were 913,000 options outstanding having an exercise price of $13.72 per share and a remaining contractual life to December 8, 2004. All of the outstanding options at September 30, 2004 expired unexercised on December 8, 2004.


11.  CONTINGENCIES AND COMMITMENTS

The Company has been named as defendant or co-defendant in a number of legal actions. All claims made against the Company are being defended vigorously. Except as otherwise stated, no provisions have been made for any potential liability under these actions. Legal fees expected to be incurred with respect to these actions total approximately $11,500,000. This amount has been accrued in accounts payable and accrued expenses in this consolidated balance sheet. The following actions have been taken against or by the Company:

(a) The Company is named as a co-defendant in a complaint filed in the State of Illinois by International claiming damages and recovery for alleged breaches of fiduciary duty relating to management fees, sales and transfers of assets and non-competition and other payments made. International is seeking damages from all defendants of US$542,000,000 including pre-judgment interest of US$117,000,000. International is seeking to hold the Company jointly and severally liable for the full amount of the alleged damages under conspiracy and other theories. Repayment has been made of certain non-compete payments (see note 4).

(b) The Company is named as a co-defendant in a number of class action suits in Canada and the United States that allege, among other things, securities fraud with respect to the use of management service fees to misappropriate funds from International, improper non-compete payments, inadequate Board oversight of executive pay, improper expenses and related party transactions.

(c) International has named the Company as co-defendant in a suit seeking enforcement of a November 15, 2003 restructuring proposal to uphold a Shareholders' Rights Plan, a declaration that corporate by-laws were invalid and to prevent the closing of a certain transaction. The

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


     Company filed a counterclaim seeking to restrict the Shareholders' Rights Plan that International sought to adopt to prevent a certain transaction and claiming that the restructuring proposal was not negotiated in good faith and had been breached by International. A decision on International's claim was delivered on February 26, 2004 finding in favour of International which was confirmed on March 4, 2004 through a partial final judgment confirming the February 26, 2004 findings. Also on March 4, 2004, the Company filed a notice of appeal of the February 26, 2004 decision, which has not yet been decided. On May 19, 2004, the Court issued a decision on a summary judgment motion brought by International finding in favour of International and dismissing in large part the Company's counterclaims. The ruling also is on appeal.

(d) International has named the Company as co-defendant in a suit seeking injunctive relief for the return of documents it claims ownership of and the assistance and co-operation of the defendants in recovering the documents and in having International and its auditors' access to the corporate headquarters of the Company. No examinations for discovery have been conducted to date. The parties negotiated and executed a Protocol dated March 25, 2004, providing for access and possession by International to the claimed records.

(e) On September 3, 2004, Mr. Justice Colin Campbell of the Ontario Superior Court of Justice ordered (and on October 13, 2004 delivered his reasons for) the appointment of an Inspector of the affairs of the Company pursuant to section 229 of the Canada Business Corporations Act (the "Order") upon the application of Catalyst Fund General Partner I Inc. By further order (together with the Order, the "Orders") dated October 27, 2004, Ernst & Young Inc. was named as inspector and commenced its work (the "Inspection") soon thereafter. The Orders broadly require an investigation into the affairs of the Company and specifically into related party transactions, non-competition payments for the period January 1, 1997 to the present and the current status of the Company's audited financial statements for the year ended December 31, 2003. The Inspector has provided certain interim reports to the court, primarily outlining its need for more time to conduct its work. It is unclear as to whether ultimately the costs of the Inspection may be shared more broadly, but initial costs of the Inspection are being borne by the Company at a rate approaching $1,000,000 per month. The cost of the inspection is anticipated to total approximately $8,000,000. This amount has been accrued in addition to the legal fee accrual of $11,500,000 described above in accounts payable and accrued expenses in this consolidated balance sheet.

(f) CanWest filed suit against the Company and others including International claiming damages under the agreement for the sale by International of certain Canadian newspapers in November 2000, including $22,500,000 for future losses relating to The National Post, $2,745,000 for capital and operating requirements and $752,000 for payment of newsprint rebates. International paid $26,500,000 million of principal plus interest with respect to the future losses relating to The National Post in November 2004 in settlement of an August 2004 order.

     Exchange of documents and examinations for discovery in respect of the remaining two matters referred to above which have not yet been settled is expected to proceed in early 2005.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


(g) The Company was the guarantor under an aircraft lease that was prematurely terminated in January, 2004. The lessor has commenced an action against the Company for damages of approximately US$5,000,000.

(h) On November 15, 2004, the SEC filed an action in the United Status District court for the Northern District of Illinois against Lord Black, F. David Radler and the Company seeking injunctive, monetary and other equitable relief.

     The SEC's allegations against the Company are as follows: (i) the Company made material misstatements and omissions in its responses to International's 1999 and 2000 proxy questionnaires and the Company's 2001 Form 40-F filing and 2002 Form 2-F, Form 40-F and proxy statement filings with the SEC concerning US$16,500,000 million in payments it allegedly fraudulently received in connection with non-compete agreements associated with certain sales transactions; (ii) the Company allegedly knew or was reckless in not knowing that International's filings with the SEC were false and misleading because they failed to disclose the non-compete payments made to the Company; and (iii) the Company is liable for International's violations of certain federal securities laws during this period as a result of its alleged failure to properly disclose the non-compete payments it received.

     The SEC complaint seeks the following from the Company: (i) disgorgement of ill-gotten gains by the Company and unspecified civil penalties; (ii) a voting trust upon the shares of International held directly or indirectly by the Company; and (iii) an order enjoining the Company from further violations of the federal securities laws.

(i) The affairs of the Company are presently under investigation by certain securities regulatory authorities. The appropriateness of certain transactions reported in previous financial statements as filed, of the financial statements themselves and the completeness of other regulatory filings are being questioned.

(j) The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to any such litigation cannot be determined, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company's financial condition.

(k) The Company has incurred legal expense in the defence of various actions brought against it and others in both the United States and Canada. The Company has in turn advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the policies of insurance, these insurers are required to indemnify the Company in respect of this legal expense incurred in connection with some of the actions brought against the Company. The claims made total approximately $3,700,000, however, the actual amount of recovery is not determinable at the present time. The Company has not recorded any recovery with respect to these claims in this consolidated balance sheet.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


12.  GUARANTEES

     Notes

     In connection with the issuance of the Senior Notes, the Corporation has agreed to indemnify the initial purchaser of the Senior Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also indemnified the Senior Noteholders against any related tax liabilities arising from payments made with respect to the Senior Notes, except taxes on Senior Noteholder's income. These indemnifications generally extend for the term of the Senior Notes and do not provide for any limit on the maximum potential liability.

      The Corporation is unable to estimate the maximum potential liability for these types of indemnifications as the Indentures and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in this consolidated balance sheet with respect to these indemnifications and the Corporation is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

      Property Leases

      DRE has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

      The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount with respect to these indemnifications has been considered in the determination of the market value of the Company's investment in DRE in this consolidated balance sheet.


      Dispositions

      In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years or in some cases extend indefinitely.

      The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


      Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in this consolidated balance sheet with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

      Directors

      The Corporation has entered into customary indemnification agreements in favour of its current and former directors. With respect to one current and one former director, the Corporation has entered into a trust and contribution agreement with a third party trustee and deposited in trust the amount of $500,000 to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements (see note 3). In February 2005, the Corporation placed an additional $1,500,000 of cash in trust which is intended to be used as additional security for directors' indemnities.

13.  SUBSEQUENT EVENTS

(a) On October 28, 2004, the Corporation was advised that RCL intends to support a going private transaction involving the Corporation, structured as a consolidation of the outstanding Common Shares and Series II preference shares (the "Proposed Transaction"). The Board established a committee of independent directors to consider, evaluate and make a recommendation to it concerning the Proposed Transaction.

     On October 28, 2004, the Board approved the following transactions which would permit the Proposed Transaction to proceed and be considered by the shareholders of the Corporation and would provide the necessary financing to complete the Proposed Transaction:

     (i) The Corporation received consents from holders of a majority in aggregate principal amount of its outstanding Notes approving amendments to the Indentures. The amendments permit, among other things, the retirement of all outstanding Common Shares (other than those held directly or indirectly by RCL) for cash pursuant to (i) the Proposed Transaction, (ii) retraction requests, and/or (iii) payments in respect of the due exercise of dissent rights of such shares in connection with the Proposed Transaction and the retirement of all outstanding Series II preference shares for International Class A Shares owned by the Company pursuant to the Proposed Transaction and/or payments in respect of the due exercise of dissent rights of such shares in connection with the Proposed Transaction. The amendments to the Indentures also permit the Corporation to incur additional indebtedness in an aggregate amount outstanding not to exceed US$40,000,000 through the issuance of Second Priority Notes.

           The amendments will become effective if, and only if, all necessary corporate and regulatory approvals in connection with the consolidation of the outstanding Common Shares (the "Common Share Approvals") have been obtained on or prior to March 31, 2005.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


     (ii) The Corporation received binding commitments for the issuance and sale of up to US$40,000,000 in aggregate principal amount of Second Priority Notes, such amount to be drawn down by the Corporation if, and only if, the Common Share Approvals have been obtained on or prior to March 31, 2005.

     (iii) The Corporation entered into a non-binding commitment with an arm's length lender with respect to bridge credit facilities with a term of 12 months providing up to $16,000,000 in borrowings, which credit facilities may only be drawn down if, among other things, the Common Share Approvals have been obtained. If proceeded with, the Company would be providing security to the lender in support of the credit facilities, including first priority mortgages on certain real estate assets owned by the Company.

           On November 16, 2004, RCL indicated that it intends to support the Proposed Transaction on the basis of $7.25 in cash for each Common Share (other than the shares owned by it and certain of its affiliates) and 0.46 of an International Class A Share for each Series II preference share.

(b) On November 2, 2004, Lord Black resigned his positions as Chairman, Chief Executive Officer and a director of the Corporation. On November 18, 2004, Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the removal of three other related directors, F. David Radler, J.A. Boultbee and Barbara Amiel Black. The Board is now comprised of six directors. Gordon W. Walker was appointed as the initial Chairman of the Board and Donald M.J. Vale assumed the function of President.

(c) On January 18, 2005, International filed its 2003 Form 10-K with the SEC, which included restated audited financial results for the fiscal years ended December 31, 1999 to 2002.

     The foregoing was a necessary but not sufficient condition to permit the Corporation to complete and file its 2003 annual consolidated financial statements as the completion and audit of such consolidated financial statements will require a level of co-operation from International, which is in negotiation, and International's auditors.

(d) On January 18, 2005, International paid a special dividend on the International Class A Shares and the International Class B Shares, which resulted in approximately US$39,000,000 being received by the Company. As part of its settlement discussions with staff of the SEC relating to the action commenced by the SEC against the Company, Lord Black and F. David Radler in the U.S. District Court, Northern District of Illinois, the Company voluntarily agreed that it would enter into an arrangement whereby it would deposit such amount and, subject to any overriding rights of the holders of Notes, the amount of any subsequent distribution made by International, net of applicable withholding taxes, into an escrow account with a licensed trust company. The escrow will terminate upon the conclusion of the SEC action as to all parties. The escrow provides that the Company will have access to the escrowed funds for ordinary business and certain other enumerated purposes.

HOLLINGER INC.
Notes to Consolidated Balance Sheet
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)


(e) On March 1, 2005, International paid a second special dividend on the International Class A Shares and the International Class B Shares. The total amount of this second special dividend received by the Company was approximately US$47,300,000. The net proceeds received are subject to the same escrow agreement referred to in (d) above.

(f) On February 25, 2005, certain of the directors of the Corporation filed a motion in the Ontario Superior Court of Justice for, inter alia, advice and direction as to whether in the circumstances the Proposed Transaction should be put to the Corporation's shareholders before Ernst & Young Inc. delivers its final Inspection report. The motion also seeks an order approving an increase of $10,000,000 as additional security for directors' indemnities, confirmation of the deposit of $1,500,000 as additional security for directors' indemnities (note 3) and the establishment of an indemnification fund in favour of two financial executives of the Corporation with a deposit of $500,000. The motion further seeks an order approving payments to the directors of the Corporation (other than Mr. White) in the event of the termination of their tenure as directors and a retention bonus in the event that the Corporation continues as a public company after March 31, 2005, in each case, in an amount equal to a multiple of fees paid to such directors since November 18, 2004. The motion is scheduled to be heard on March 7, 2005.

     Materials filed with the court indicate that certain of the directors of the Corporation have been advised that the Corporation and its subsidiaries have claims against RCL and related corporations and individuals for in excess of $200,000,000 and that the Corporation should commence legal proceedings forthwith to enforce those claims. The directors have further been informed that RCL intends to strenuously resist any such claims.